Filed pursuant to Rule 424(b)(5)
Registration No. 333-234343
Prospectus Supplement No. 1
dated February 3, 2020
(To Prospectus dated November 7, 2019, as supplemented
by the Prospectus Supplement dated November 27, 2019)

$68,000,000

8.00% Senior Unsecured Notes due 2024

EXPLANATORY NOTE

This Prospectus Supplement No. 1 (this “Prospectus Supplement No. 1”) amends the prospectus supplement dated November 27, 2019 (the “Original Prospectus Supplement”) of Global Ship Lease, Inc. (the “Company”) relating to the offer and sale, from time to time, of 8.00% Senior Unsecured Notes due 2024 (the “Notes”). This Prospectus Supplement No. 1 should be read together with the Original Prospectus Supplement and its accompanying prospectus dated November 7, 2019 (the “Base Prospectus” and together with the Original Prospectus Supplement, the “Prospectus”), and this Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates and supersedes the information contained in the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

This Prospectus Supplement No. 1 is being filed solely to amend pages S-6 and S-17 of the Original Prospectus Supplement to correct an inadvertent error pertaining to quarterly record dates related to interest payments on the Notes.

The information contained on page S-6 of the Original Prospectus Supplement under the heading “Interest Rate and Payment Dates” is deleted in its entirety and replaced with the following:

8.00% interest per annum on the principal amount of the Notes, payable quarterly in arrears on the last day of February, May, August and November of each year, commencing February 29, 2020. The interest payable on each interest payment date will be paid only to holders of record of the Notes at the close of business on February 15, May 15, August 15 and November 15 of each year, as the case may be, immediately preceding the applicable interest payment date.

The information contained in the fourth bullet point on page S-17 of the Original Prospectus Supplement under the heading “Description of the Notes—General” is deleted in its entirety and replaced with the following:

•
will bear cash interest from November 19, 2019, and thereafter, from the last date on which interest has been paid at an annual rate of 8.00%, payable quarterly in arrears on the last day of February, May, August and November of each year, beginning on February 29, 2020, and at maturity, and the interest payable on each interest payment date will be paid only to holders of record of the Notes at the close of business on February 15, May 15, August 15 and November 15 of each year, as the case may be, immediately preceding the applicable interest payment date;

Except as specifically set forth above, all portions of the Prospectus remain unchanged.

An investment in the Notes involves a high degree of risk. Before you make an investment in the Notes, you should carefully consider the section entitled “Risk Factors” beginning on page S-10 of the Original Prospectus Supplement, and other risk factors contained in the documents incorporated by reference into the Original Prospectus Supplement and the accompanying Base Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 or the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley FBR

The date of this Prospectus Supplement No. 1 to the Prospectus Supplement is February 3, 2020.